UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

March 23, 2022

Commission File Number: 001-40484

Just Eat Takeaway.com N.V.

(Registrant’s name)

Oosterdoksstraat 80

1011 DK Amsterdam

The Netherlands

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.	Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

The information contained in Exhibit 99.1 to this Form 6-K is incorporated by reference into the Company’s Form S-8 Registration Statement (File No. 333-257065), as such Registration Statement may be amended from time to time.

EXHIBIT INDEX

Exhibit Number	Description

99.1	Press release entitled “Annual general meeting convocation and agenda”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

GRUBHUB INC.

Date: March 24, 2022	By:	/s/ Brent Wissink
Brent Wissink
Chief Financial Officer